April 10, 2013

Via EDGAR Submission and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. Daniel Greenspan
Mr. Johnny Gharib
Mr. Jeffrey P. Riedler

Re:	Kingsway Financial Services, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 1, 2013
File No. 001-15204

Ladies and Gentlemen:
On behalf of Kingsway Financial Services, Inc. (the “Company”), we are writing in response to the comment letter, dated April 8, 2013 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company's Preliminary Proxy Statement on Schedule 14A, which was filed via the Commission's EDGAR system on April 1, 2013 (the “Proxy Statement”).
For the convenience of the Staff's review, we have set forth the comments contained in the Comment Letter in italicized font type followed by the response of the Company. Page numbers and other similar references used in the Staff's comments below refer to the Amended Proxy Statement; page numbers and other similar references used in the Company's responses refer to the Amended Proxy Statement unless otherwise noted. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Proxy Statement.
The Company is filing a revised Preliminary Proxy Statement reflecting the updated disclosure described below and certain other changes. For the Staff's convenience, we are also providing by separate transmittal three printed copies of the Preliminary Proxy Statement with a printed copy of this letter.

Comment:
We note proposal 6 where you are seeking approval to amend the company's Articles of Incorporation to create an unlimited number of preferred shares. We also note that you are currently considering issuing preferred shares in connection with a possible financing. Please revise your disclosure to describe any other specific plans, arrangements or understandings, whether written or oral, to issue any of the shares of preferred stock that will be newly available. If you have no other plans, arrangement or understandings, please revise your disclosure to so state.
Response:
In response to the Staff's comment, the Company has updated the disclosure for proposal 6 to clarify that the Company does not have any specific plans, arrangements or understandings in respect of the issuance of preferred stock other than as described in the proxy statement.
In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your prompt attention to the Company's responses. If you wish to discuss the Proxy Statement or the contents of this letter, or if there is anything we can do to facilitate the Staff's processing of this submission, please feel free to contact me at (312) 853-2066.
Very truly yours,
/s/ Brian J. Fahrney

Brian J. Fahrney

Encls.
cc:
Mr. Larry G. Swets, Jr.
President and Chief Executive Officer